NF ENERGY SAVINGS CORPORATION

ROOM 3106, BLOCK C, 390 QINGNIAN AVENUE

HEPING DISTRICT

SHENYANG, P.R. CHINA 110002

March 29, 2013

Mr. John Cash

Branch Chief

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:	NF Energy Saving Corporation

Form 10-K for the year ended December 31, 2011

Filed March 28, 2012

Form 10-Q for the quarter ended September 30, 2012

Filed November 13, 2012

File No. 1-34890

Dear Mr. Cash:

I am responding to the comments on behalf of NF Energy Saving Corporation (the “Company”)originally sent on December 19, 2012, but not received by the Company until February 28, 2013. To reiterate our conversation with the staff of the Commission, we are responding in connection with our filing of the Form 10K for the fiscal year ended December 31, 2012. Each of the comments is reproduced below with the company response thereafter.

If you have further questions about this response or other comments, please forward them to me as well as to our counsel, Golenbock Eiseman Assor Bell &Peskoe, Mr. Andrew D. Hudders, email address ahudders@golenbock.com, and telephone number is 212-907-7349.

Form 10-K for the fiscal year ended December 31, 2011

1.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements we ask that you provide us with information that will help us answer the following questions.

•	Please tell us how you maintain your books and records and prepare your financial statements. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Alternatively, if you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

•	Please tell us the backgrounds of the people involved in your financial reporting. We would like to understand more about the backgrounds of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

•	Please tell us whether you have an audit committee financial expert. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge.

Response:

Point 1:

The Group Consolidated Financial Reporting is generally under the control of the Company’s Chief Financial Officer (“CFO”). The CFO sends out the reporting schedule to the Financial Manager. According to the reporting schedule, the Financial Manager will prepare and submit to the CFO the required financial statements of the group companies on time frame developed in the reporting schedule. The Financial Manager uses the financial statements of the group companies to prepare group consolidation papers and all related disclosure information. The Financial Manager also starts to prepare the Group Financial Report under US GAAP. The draft Group Financial Report is then passed to the CFO who reviews and approves it. The approved draft Group Financial Report will then be passed to CEO for review. Finally, it will be passed to the auditors, who will then start to audit. During the stages of CFO and CEO review, the Audit Committee, and where necessary the Board of Directors, will be provided copies of the Group Financial Report, and their comments solicited and incorporated. During the audit process, the Financial Manager, the CFO and the Audit Committee will have dialogue with the auditors and, as indicated by the auditors, respond to their questions and provide supporting documentation. The final audited Group Financial Report will be approved by the Audit Committee and the Board of Directors, in conjunction with the preparation and approval of the Annual Report on Form 10-K, and there will be a final meeting between the Audit Committee and auditors to discuss the process of the audit and any issues that arose during that process.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive officer and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with management authorization; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The people involved in the financial reporting are all employees of the company. There are in total four persons and they are paid monthly salaries. Additionally, Berkeley Financial Consulting Group was engaged as a consultant by the company from October 2007 to June 2009.Their responsibilities were to assist the Company regarding its financial reporting and filings with SEC during that period. The principal person with which the Company dealt in Berkeley Financial Consulting Group is a professor in accounting from a university in United States and fully understands US GAAP and its related rules. The consultation covered approximately 10 hours every month, and included coming to the Company in Shenyang, China, for training of our employee two times one year. The consultant was paid a fee of $10,000 per month by the Company.

The financial reporting and filings with SEC are based upon the training provided by our financial consultant. For USA tax reporting and administration, the Company also retains another consultant company, Li & Company for support and assistance.

In 2009, the financial employees in the Company also were trained in Sarbanes 404 regulation by a Singapore’s company, named Resources Global Professionals PTE.LTD.

Point 2:

The CFO graduated with a master’s degree in accounting from the Graduate School of the Ministry of Finance in the People’s Republic of China. The World Bank recommended this person as the premier expert to the Chinese EMC Association from 1996 to 2006.

There is a supervisor of the financial department in the Company, who is a senior accountant. He has a comprehensive knowledge in finance based on working in large-scale industrial enterprises for a long time. He has been responsible for the financial work within the Company since 1996, and he studied financial reporting and procedures under training by Berkeley Financial Consulting Group and Singapore’s Resources Global Professionals PTE LTD. His responsibilities are to supervise group consolidated financial reporting which is in accordance with GAAP, including NFEC, Nengfa Energy and the Sales Company. Then, the consolidated financial reporting is passed to CEO for review.

There is an employee responsible for the cost accounting and tax. This person graduated with a bachelor degree and holds the Certificated Accounting Diploma in the PRC.

There is an employee responsible for the sale and accounts receivable. This person graduated with a bachelor degree and holds the Certificated Accounting Diploma in the PRC.

Point 3:

Our audit committee financial expert is Mr. Ching Mia Kuang.  Mr. Ching is a non-practicing CPA, certified in Singapore.  His career since 1990 has been in the fields of finance, accounting and consulting. From 2001 to 2011, Mr. Ching was a financial and corporate advisory consultant assisting many foreign companies doing business in Asia, including the Peoples’ Republic of China.  These companies include companies from North America (including US companies), Europe and Asia Pacific.  The audit committee is aware that fulfilling the US GAAP accounting requirements are necessary.  In that connection, the audit committee is constantly in consultation with the Company's auditor (PCAOB qualified) to ensure that the US GAAP standards are complied with.

Item 1A. Risk Factors, page 21

2.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, may be unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports will be deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that the lack of inspections would prevent the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response: Pursuant to Staff’s comments, we have added a risk factor in Item 1A (Risk Factors) of the Form 10-K, as follows:

The inability to inspect may prevent the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures since our auditors come from Hong Kong rather than United States.

Public company auditors are required by law to undergo regular Public Company Accounting Oversight Board, or PCAOB, inspections to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Due to the position taken by the authorities in China, the PCAOB was prevented from conducting inspections of certain registered firms in Hong Kong to the extent that their audit clients had operations in China.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The Company’s auditor HKCMCPA Company Limited, Certified Public Accountants is currently subject to PCAOB inspection. The auditor was inspected in 2008 and the corresponding inspection report was issued under the name of Zhong Yi (Hong Kong) Company Limited. The most recent inspection report for the year of 2010 has not been issued yet.

Because our auditor is located in Hong Kong and we have operations in China, in the event that PCAOB becomes unable to inspect the audit work and practices of our auditor, our investors in U.S. markets who rely on audit reports from our auditor will be unable to factor the publicly reported findings of regular recurring PCAOB inspections of audit firms and their quality control practices into their decision making processes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 45

3.	In future filings, please clarify how your current and available capital resources are sufficient to fund planned operations and debt obligations for a period of not less than twelve months.

Response: Currently, the main capital resources are acquired by two methods, one is through the credit loan of RMB 30Mfrom two commercial banks in China and the credit loan could be available circularly every year when it is repaid. The remaining capital resources are derived from the accounts receivable. The working capital is mainly used for the development and research in new products and purchasing raw material. This will be clarified in future filings.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.	We note your disclosure regarding prepayments for construction in progress in lieu of accounts receivable during 2011. Please provide us additional information related to the facts and circumstance surrounding these transactions, including the identity of each party involved and any relationships amongst the parties. Please help us fully understand how and why you had transactions in which you essentially recognized a long lived asset and revenue.

Response: The new manufacturing facility project was originally planned to be completed with $20M derived from a private placement. However, the Company only was able to raise $0.96 million from the private placement, principally as a result of the significant adverse changes in the United States capital markets for PRC based operating companies. Therefore, the necessary capital was raised through institutional loans and some additional investment by the current shareholders of the Company, so as to be able to complete the construction of the new facility. The Company transferred the accounts receivable due from two customers amounting to $7.8 million on a non-recourse basis to an independent project management company in the PRC in 2011. Then, the independent project management company directly paid the progress payments for the construction of the project.

Note 2. Summary of Significant Accounting Policies, page F-7

Impairment of Long-Lived Assets, page F-9

5.	Your current policy does not appear to comply with ASC Topic 360-10-35-17. In this regard, we note your disclosure that the recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated discounted net cash flows expected to be generated by the assets rather than undiscounted net cash flows. Please confirm to us that your policy complies with the ASC Topic and revise future disclosures accordingly. This comment is also applicable to future quarterly filings.

Response: In future filings, the disclosure will be revised as follows:

☐	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property, plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

Form 10-Q for the period ended September 30, 2012 Condensed Consolidated Statements of Cash Flows, page F-4

6.	Please help us understand how you determined the change in accounts payable that you recorded under cash flows from operating activities during the nine months ended September 30, 2012 in light of the amounts on your balance sheets.

Response: Please see the below table:

Reconciliation of the change in accounts payable

			US$	Ex. Rate	RMB

Accounts payable, 1-1-2012			2,679,267	6.6118	17,019,508
Accounts payable, 9-30-2012			2,313,461	6.3340	14,653,461

Change in accounts payable, per balance sheet			(365,806)		(2,366,047)

Add:	Non-cash transaction in operating activities
NB1	Settlement in lieu of bank demand notes		2,704,091	6.3275	17,110,000

Change in accounts payable, per cash flows statement			2,330,157	6.3275	14,743,953

NB1	Net cash used in financing activities
	Repayment of short-term bank borrowings
	including:	short-term bank loans	(1,580,415)	6.3275	(10,000,000)
		bank demand notes	(3,160,831)	6.3275	(20,000,000)

			(4,741,246)		(30,000,000)

Note 4 – Construction in Progress, page F-13

7.	We note your disclosure that the first phase of your CIP was completed in 2011. Please provide us a roll-forward of your CIP account during each of the last two fiscal years and the current interim period. Specifically address whether upon the completion of phase 1 amounts were transferred to property, plant and equipment and address if and when depreciation expense began to be recorded.

Response: In 2008, the Company was approved by the local government to construct a new manufacturing facility for energy-saving products and equipment in Yinzhou District Industrial Park, Tieling City, Liaoning Province, the PRC. It covers an area of 81,561 sq.m acres. Phase I of the project was structurally completed and began its operations in December 2011. Phase II of the project was structurally completed in December 2012, but is not yet fully operational. Under the PRC rules and regulation, the construction project is required to obtain an approval on fire security from the local authority prior to its commencement of operation. Up to now, the Phase 2 construction has not been approved for operational purposes. We expects to obtain the approval to commence its operation before June. 2012. The depreciation expense of Phase I was provided for since January 2012.

Please refer to the below table.

The roll-forward activity of construction in progress was as follows for the years/period ended:

(in US$ thousands)	2012-9-30	2011-12-31	2010-12-31

Balance at beginning of period	$12,106	$8,027	$9,045
Addition	487	10,954	4,836
Transfer to property, plant and equipment	-	(7,276)	(5,212)
Exchange translation difference	122	401	(643)
Balance at end of period	$12,715	$12,106	$8,027

Note 13 – Concentrations of Risk, page F-20

8.	We note your disclosures regarding significant customers. It appears to us that your disclosures may not be accurate or that you may not be consistently identifying your significant customers. In this regard, we note that in your 2011 Form 10-K you disclose that “customer B” had no receivables outstanding at 12/31/11; however, in your current Form 10-Q, you disclose that during the nine months ended 9/30/12 you recorded $2.1 million in revenues from “customer B” yet they had $7.3 million of receivables outstanding at 9/30/12. For each of the three significant customers you identify, please provide us a roll-forward of their accounts receivable balances during the last two fiscal years and the current interim period. Specifically address the A/R aging for each significant customer at 9/30/12.

Response: The “customer B” in 31 Dec 2011 disclosure was not the same customer as the “customer B” in the 30 September 2012 disclosure; due to the change of revenues derived from the significant customers during the last fiscal year. We will comment the A/R aging for each significant customer at 9/30/12.

Summary of roll-forward of three significant customers accounts receivable balances:

(in US$ thousands)

2010	2010-1-1	Addition	Settlement	2010-12-31

Customer A	8,569	5,193	(9,310)	4,452
Customer B	0	6,433	(834)	5,599
Customer C	0	4,795	(2,079)	2,716

	8,569	16,421	(12,223)	12,767

2011	2011-1-1	Addition	Settlement	2011-12-31

Customer A	4,452	5,754	(2,628)	7,578
Customer B	5,599	3,187	(8,786)	0
Customer C	2,716	0	(2,716)	0

	12,767	8,941	(14,130)	7,578

2012 Q3	2012-1-1	Addition	Settlement	2012-9-30

Customer A	7,578	2,012	(2,250)	7,340
Customer B	0	2,242	0	2,242
Customer C	0	0	0	0

	7,578	4,254	(2,250)	9,582

The A/R aging for each significant customer at 9/30/12:

Unit: U.S. Dollar

No	Customer	A/R	90 days	91-180 days	181-360 days	361-720 days
1	A	7,339,665	312,611	1,329,946	1,866,744	3,830,363
2	B	2,242,469	779,128	1,463,341	-	-
3	C	-	-	-	-	-
Total		9,582,134	1,091,739	2,793,287	1,866,744	3,830,363

The accounts receivable of customer A was $1,329,946 based upon A/R aging at 91-180 days which was normal accounts receivable. The accounts receivable was $1,866,744 based upon A/R aging at 181-360 days, the retention receivable was $ 208,859. As of December 31, 2012, the accounts receivable was collected by $ 533,029. The accounts receivable was $3,830,363 based upon A/R aging at 360-720 days, the retention receivable was $237,615. As of December 31, 2012, the accounts receivable was collected by $2,422,375.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 10

9.	We note that during the year ended 12/31/11 and the nine months ended 9/30/12, you attribute significant declines in revenues to delays in completing and moving into your new manufacturing facility and the fact that your new facility is not fully operational. Based on the significance of the declines in revenues you experienced in 2011 and 2012, please provide us, and revise future filings to disclose, a more comprehensive discussion of the specific facts and circumstances surrounding the declines, including the nature of the delays, the reasons why the declines continued even after the completion of phase 1 of the new facility, when you expect the new facility to be fully operational, and how and why you have a basis to believe revenues will improve when that occurs.

Response: The decrease in product revenue was primarily due to disruptions in our operations caused by the relocation of our manufacturing operations commencing in October 2011 and not completed until August, 2012, which was postponed by 60 days due to winter weather. In 2011, production was carried on in both the old and new facilities. About 60% of the processing including casting, forging, structure making, primary machining, was done in the old plant and 40% of the production including refined machining, assembling and testing, was done in the new plant. However, the production line in the old plant was closed due to relocation between January and August, 2012. As a result, the Company had only 40% of the production done at the new facility through the ongoing relocation in this period, having to consign the rest 60% processing load previously done at the old plant done by outsourcing contracts with other companies in nearby cities of Shenyang and Fushun.

With the relocation ended in August, 2012, the Company has brought the whole production line back for regular operation. According to the contracts received and under negotiation as well as progress in production financing, the Company’s manufacturing capacity and sales levels will reach the normal level before relocation.

Liquidity and Capital Resources, page 13

10.	We note the significant deterioration in the aging of your accounts receivable at 12/31/11 and 9/30/2012. As of each date, please tell us the amount of receivables you have subsequently collected in cash and explain to us how you determined the allowance for doubtful accounts as of each date.

Response: As of December 31, 2011 and September 30, 2012, the accounts receivable were $ 1,0617,416 and $ 10,648,279, respectively. As of 31, 2012, the accounts receivable were $7,540,801. The decrease are mainly due to the active monitoring of accounts receivable with aging above 1 year and those accounting for about 15% of the total accounts receivable. Thus there is no significant credit risk. The Company will consider an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. The Company’s accounts receivable aging was as follows:

Items	Total	1-90 days	91-180 days	181-365 days	Above 365 days

Product	7,000,413	1,322,209	381,624	2,858,262	2,438,318
Service	577,162	183,363	63,977	279,810	50,012
Total	7,577,575	1,505,572	445,601	3,138,072	2,488,330

Less: allowance for doubtful accounts	36,774	-	-	-	36,744
Accounts receivable, net	7,540,801	1,505,572	445,601	3,138,072	2,451,586

Most of our customers make payments in accordance with the agreed payment terms in a timely manner. In rare cases, we may offer extended payment terms to certain customers for equipment sales. These customers are usually large state-owned corporations with good credit ratings. At the end of each period, we evaluate the structure and collectability of accounts receivable and for those receivables that are past due or not being paid according to the payment terms. We take appropriate actions to exhaust all means of collection, including seeking legal resolution in a court of law, for our collection efforts. AS of December, 31, 2012, With respect to two customers that the accounts receivable with aging above 365 days which are not only the long term customers and has the sound business relationship , but also were awarded “A Class” with business scale and reputation. The company will plan to assign special employee who will be halted in two companies such that ensuring the collection of accounts receivable. The accounts receivable with aging above 365 days could be collected at the end of May, 2013 and end of December, 2013, respectively by mean of enhancing service and supervising on the spot. The two customers’ accounts receivable aging and collecting time indicated below:

Customer	AR with aging above 365 days	Collected amount by June,2013	Collected amount by December,2013
Customer “A”	2,741,714	1,234,939	1,506,775
Customer “B”	1,016,704	1,016,704	-

We offer a free 12 to 24 months of product warranty on a case-by-case basis, depending upon the type of customers, nature and size of the infrastructure projects. Under such arrangements, a portion of the project contract balance (usually 5-10% of contract value) is withheld by a customer from 12 to 24 months, until the product warranty has expired.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

//s/ Lihua Wang
Lihua Wang, CFO